Exhibit 1.01
Harley-Davidson, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2020

This conflict minerals report for the year ended December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

1.Company Overview
    This report has been prepared by management of Harley-Davidson, Inc. (the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.
The Company operates in two segments: the Motorcycles and Related Products segment and the Financial Services segment. The Motorcycles and Related Products segment designs, manufactures, and sells at wholesale street legal Harley-Davidson motorcycles, as well as a line of motorcycle parts, accessories, general merchandise, and related services. A brief description of each of the product categories comprising the Company’s Motorcycles and Related Products segment is as follows:
Motorcycles - The primary business of our Motorcycles and Related Products segment is to design, manufacture, and sell at wholesale on-road Harley-Davidson motorcycles that compete primarily in the market segment consisting of motorcycles with engine displacements that are greater than 601cc’s, up to a maximum displacement of approximately 1900cc’s.
We believe it is likely that tin, tantalum, tungsten, and gold (collectively, “3TG”) may be found in some form in all of our motorcycles. However, we believe that the amount and value of 3TG that may be in any given motorcycle is generally de minimis compared to size and value of the motorcycle as a whole.

Parts & Accessories - Parts and accessories products are comprised of replacement parts and mechanical and cosmetic accessories.
General Merchandise - General merchandise products are comprised of apparel, riding gear, and collectibles.
Licensing - The Company licenses the name “Harley-Davidson” and other trademarks owned by the Company or its subsidiaries for a wide range of products.
Other Services - The Company also provides a variety of services to its independent dealers, including motorcycle service and business management training programs and customized dealer software packages.
The Financial Services segment consists of Harley-Davidson Financial Services (“HDFS”). HDFS provides wholesale and retail financing, as well as insurance and insurance-related programs to Harley-Davidson dealers and their retail customers. HDFS does not manufacture any products that are subject to the Rule.

Supply Chain
We rely on our direct suppliers to provide information regarding the presence of 3TG in components and materials that they supply to us and the origin of that 3TG - including sources of 3TG that lower tier suppliers supply to them. Our supply chain includes 493 different direct suppliers (excluding suppliers who only provide services to us). We do not believe our relationships with our licensees constitute contracts to manufacture any of our products.

Conflict Minerals Statement:
We adopted and disclosed the following Statement on Conflict Minerals:

Harley-Davidson Statement on Conflict Minerals
Harley-Davidson is committed to supporting responsible sourcing of its materials from suppliers that share our values around human rights and environmental responsibility. To further this objective, we are committed to complying with the requirements set forth in the final rule regarding the use of “Conflict Minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the related rules and regulations issued by the U.S. Securities and Exchange Commission (“SEC”).
The rules and regulations require certain public companies to perform supply chain due diligence to identify the extent to which their products contain Conflict Minerals originating from the Democratic Republic of the Congo and certain adjoining countries (“Covered Countries”). “Conflict Minerals” is currently defined as tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan), and gold.
In order to support a conflict-free supply chain and comply with the applicable rules and regulations, Harley-Davidson commits to:
•Support the objectives of the legislation on Conflict Minerals.
•Identify the presence of Conflict Minerals in our supply chain that are or may be necessary to the functionality of our product.
•Develop repeatable processes to determine whether Conflict Minerals in our supply chain, if any, originate from Covered Countries or are derived from recycled or scrap sources.
•Perform a series of supplier inquiries to help ensure the responsible sourcing of minerals within our supply chain.
•Educate our suppliers with respect to our reporting requirements related to Conflict Minerals.
•Require all of our suppliers to adhere to the H-D Supplier Code of Conduct, which includes the responsible sourcing of materials.
•Prepare an appropriate disclosure for Harley-Davidson’s required SEC filings on the due diligence performed.

•In addition to the foregoing commitments, we expect our suppliers to perform similar due diligence on the sources of Conflict Minerals in their respective supply chains and make their findings available to us.
This statement is publicly available on our website at http://investor.harley-davidson.com/corporate-governance?bmLocale=en_US&c=87981&locale=en_US&p=irol-govhighlights.

2. Conflict Minerals Compliance Process
Compliance Framework
We have designed our Conflict Minerals Compliance Program (“Compliance Program”) in a manner that we intend to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, Third Edition (“OECD Guidance”), and the related Supplements for 3TG.

Statement on Conflict Minerals
As described above, we adopted a Statement on Conflict Minerals, which is posted on our website at: http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-govhighlights&locale=en_US&bmLocale=en_US.

Internal Team and Training
The Company has established an internal reporting structure for conflict minerals that receives regular updates regarding the progress of the project during the reporting period. A team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our compliance efforts on a regular basis. Harley-Davidson provides its internal and external stakeholders with training and assistance on related matters on an as-needed basis.

Control Systems
Our controls aimed at ensuring the completeness and accuracy of our compliance efforts include: (i) the integration of our product data repositories with our internal conflict minerals survey tool, (ii) mechanisms to identify additional suppliers in our supply base, and (iii) the implementation of a standardized follow-up cadence with suppliers based on their survey responses. Additional controls include our Code of Business Conduct, which outlines expected behaviors for all our employees, and our Supplier Code of Conduct that requires our suppliers to cooperate with our conflict minerals and other compliance efforts.
As we do not have direct relationships with 3TG smelters and refiners in the ordinary course of business, we utilize a reputable third-party conflict minerals service firm (“Service Firm”) to assist with our compliance efforts. We utilize this firm to organize and analyze data that is received internally and externally, as well as to gain insight on how to further improve our reporting process. We also have access to a list of global smelters and can determine which are certified as “conflict-free” and those that are not.

Grievance Mechanism
We have longstanding grievance mechanisms that allow employees and suppliers to report violations of the Company’s policies, including our Supplier Code of Conduct.

Records Maintenance
We have retained all relevant documentation from our country-of-origin inquiry and due diligence measures.

Identify and Assess Risk in Our Supply Chain
Because of the size of our Company, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers.
As described above, our efforts encompassed 493 direct suppliers (excluding suppliers who only provide services to us), which constituted substantially our entire direct supply chain. We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information that their suppliers provide to them. We believe many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.

Design and Implement a Strategy to Respond to Risks
The Company has a process through which the conflict minerals program is implemented, managed, and monitored, and we update senior management regarding changes to the conflict minerals program or risk assessments.

Report on Supply Chain Due Diligence
This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-sec&locale=en_US&bmLocale=en_US.

3. Reasonable Country of Origin Inquiry and Results
Supplier Surveys
Consistent with our Statement on Conflict Minerals, we designed a country-of-origin inquiry to provide a reasonable basis for us to determine whether we source 3TG from the

Democratic Republic of the Congo and certain adjoining countries (the “Covered Countries”). To determine whether necessary 3TGs in our products originated in Covered Countries, the Company has retained Service Firm to assist in reviewing our supply chain and identifying risks. The Company utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.0 or higher to conduct a survey of our direct suppliers.
During the supplier survey, the Company contacted suppliers via a software-as-a-service (SaaS) platform that the Service Firm uses that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The survey is intended to facilitate the disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the template contains questions about the origin of 3TG included in the direct supplier’s products, as well as supplier due diligence. The platform also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the direct supplier’s declaration of process engagement. Additionally, the data we provide in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, are managed through this platform.
The Company requested that all direct suppliers complete a CMRT. To ensure that direct suppliers understood our expectations, we obtained a conflict mineral contact for each direct supplier and contacted each direct supplier that we surveyed by phone or email. We make our employees available to answer direct suppliers’ questions on an as-needed basis. We continued to maintain a centralized mailbox for routing conflict minerals-related inquires. We answered all questions from direct suppliers that requested further clarification from us. We then provided each direct supplier a copy of the CMRT to complete for the purposes of conflict minerals tracking. Furthermore, we reviewed responses to the CMRT with certain direct suppliers where we believed additional clarification was necessary. Training and education to guide suppliers on best practices and the use of this template was included. The Company monitored and tracked all communications in the platform for future reporting and transparency.
The Compliance Program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. The results of this data validation contribute to the Compliance Program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.
All submitted forms that suppliers have submitted are accepted and classified as valid or invalid so that data is retained. Direct Suppliers are contacted by Service Firm regarding invalid forms and are encouraged to submit a valid form. Service Firm also provided direct suppliers with guidance on how to correct these validation errors in the form of feedback to their CMRT submission. Some direct suppliers may remain unresponsive to feedback, and the Company tracks program gaps to account for opportunities to improve in the future.

Survey Responses and Follow-up Engagement
The following summarizes matters relating to our survey responses:
In response to our inquiry, we received substantive responses from all of the 493 suppliers that we surveyed. We made follow-up inquiries to each direct suppler that did not respond to our initial survey, by phone or email, until we obtained a response. We reviewed the responses against criteria developed to determine whether the responses required further engagement with our direct suppliers. These criteria included unclear or incomplete responses as well as inconsistencies within the data reported in the Template. We worked directly with those suppliers in an effort to obtain supplemental responses or clarification, as applicable.
    The large majority of the responses that we received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us or were otherwise unable to specify the smelters or refiners used for components or materials supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was actually contained in components or materials that the suppliers supplied to us or to validate that any of the smelters or refiners that the suppliers identified are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.
    Approximately 63% of the substantive supplier responses indicated that the supplier does not utilize 3TG or that there was no risk of the supplier using 3TG from Covered Countries.
    In approximately 5% of the substantive supplier responses, the supplier indicated that it used 3TG but that there was no reason to believe that the 3TG it provided may have been sourced from Covered Countries, and no further follow-up was required.
    Approximately 20% of the substantive responses contained information suggesting that 3TG used by the supplier could be sourced from Covered Countries. These suppliers were asked to provide further explanation of their responses and give insight into their due diligence process.
Approximately 1% of the requests we originally sent were eventually classified as not being within scope of this initiative, as these suppliers were previously thought to have spend with Harley-Davidson in 2020, but in fact did not.
Approximately 11% of suppliers did not respond.

Conclusion
We conducted our country-of-origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination. After reviewing the results of our country-of-origin inquiry, we determined that we had reason to believe that 3TG necessary for the functionality or production of our products from 101 suppliers may have originated in a Covered Country during 2020, all within the meaning of the Rule. Therefore, we determined that the Rule required us to conduct due diligence regarding the source of such 3TG.

4. Due Diligence and Results
Due Diligence
In light of the responses to our inquiries from 101 direct suppliers that contained information suggesting that 3TG may be sourced from Covered Countries, we completed specific due diligence measures in an effort to obtain additional information. In particular, we communicated further with the relevant suppliers seeking additional information as to whether any of the 3TG that these suppliers reported were actually contained in components or materials that the suppliers supplied to us, whether any of the 3TG that these suppliers reported in fact originated in a Covered Country, and whether any of the 3TG that these suppliers reported benefit armed groups in Covered Countries. We did not receive any reliable information indicating that these remaining 101 suppliers sourced 3TG from Covered Countries in a manner that benefited armed groups in Covered Countries.

Conclusion
We conducted our due diligence in good faith. After reviewing the results of our due diligence, we did not find any evidence to suggest that any of the 3TG in our supply chain that may have originated in a Covered Country: (1) finances any armed groups in the Covered Countries or (2) is actually contained in our products.

5. Future Actions to Improve Our Process
In addition to the commitments set forth in our Statement on Conflict Minerals, we also take the following steps to ensure the effectiveness of our conflict minerals program:

a.Continue to provide training to Company staff on conflict mineral compliance, as necessary.

b.Continue to engage with suppliers to assist them in their efforts to improve the quality of information that they obtain from their supply chains.

c.Continue to engage any of our suppliers at risk of supplying us with 3TG from sources in the Covered Countries that they cannot demonstrate are “conflict free”.